UNITED STATES OF AMERICA
               Before the
     SECURITIES AND EXCHANGE COMMISSION
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In the Matter of

NATIONAL FUEL GAS COMPANY                                 TWENTY-SIXTH
NATIONAL FUEL RESOURCES, INC.                             CERTIFICATE
                                                          PURSUANT TO
File No. 70-7833                                            RULE 24

(Public Utility Holding Company Act of 1935)

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              In accordance with the terms of the Order dated December 20, 1991 issued to National Fuel Gas Company ("National") authorizing National to acquire the common stock of National Fuel Resources, Inc. ("NFR") (File No. 70-7833, HCAR No. 35-25437), attached as Exhibit "A" is an Income Statement of NFR for the Nine and Twelve Months ended June 30, 1998. Also attached as Exhibit "B" is the Balance sheet of NFR as of June 30, 1998.
              IN WITNESS WHEREOF, the undersigned companies have duly caused this Certificate to be signed this 13th day of August, 1998.

                                       NATIONAL FUEL RESOURCES, INC.



                                       By: /s/ R. J. Kreppel
                                          ---------------------------------
                                          R. J. Kreppel
                                          President


                                       NATIONAL FUEL GAS COMPANY



                                       By: /s/ James R. Peterson
                                          ---------------------------------
                                          James R. Peterson
                                          Assistant Secretary